Filed by:  NiSource Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Columbia Energy Group
                                Registration Statement File No: 333-33896

        On October 2, 2000, NiSource distributed a "New Direction" newsletter to employees of NiSource and Columbia. The newsletter included news and information on NiSource's merger with Columbia. The text of the newsletter is set forth below.


                 TEXT OF "NEW DIRECTION" EMPLOYEE NEWSLETTER
                               OCTOBER 2, 2000

   October 2, 2000                                          Vol. 1 No. 15

   NEW DIRECTION


   * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *
   * INSIDE THIS ISSUE                                                     *
   *                                                                       *
   * Commitment to communities an important strategy to NiSource . . Pg. 2 *
   * Questions and answers about employee transition . . . . . . . . Pg. 3 *
   * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *


   STAFFING PROCESSES MOVING FORWARD

   Over the past few weeks, much progress has been made toward staffing the new NiSource. And additional work remains to be done. Neverthe-less, Project Compass remains on target to meet the goal that on or before Nov. 1 all employees will know their status, job, boss and role in achieving company strategy.

   "While the timeline may seem aggressive, we are employing a systema-tic, comprehensive approach to ensure quality control," explained Mark Wyckoff, president of New Energy Company and leader of Project Compass. "The Employee Transition Team and human resources leaders are doing an excellent job of coordinating efforts to make certain the process meets the new organization's human resource needs."

   That coordination includes sorting through all the Employee Data and Interest, and Employee Assessment forms that were submitted as well as other information about employees, facilitating staffing decisions with business leaders, and verifying the accuracy of the information in the databases.

   Wyckoff acknowledged that this is a time of uncertainty. "That's to be expected. Although stress levels are high, it is important that we get this right. We are working overtime to bring closure as quickly as possible," stated Wyckoff.


   "At this point, we are still in the process of finalizing structures and staffing the organizations," added Steve Smith, president of Business Services and co-leader of Project Compass. "Before we can let people know if they will have a role in the new NiSource, we must go through a quality-assurance review and ensure that the organizations are consistent with the opportunities identified during phase two of Project Compass."


   ENVIRONMENTAL STEWARDSHIP: A KEY PRINCIPLE OF THE NEW NISOURCE

   The combination of NiSource and Columbia will bring together two companies whose business practices have long incorporated environ-mental responsibility. Both companies have ventured beyond "regulatory compliance" to protect the environment in the communities they serve.

   "The goal of our environmental program is to support sustainable business successes," said Art Smith, vice president and environmental counsel for the new NiSource. "We will help the corporate enterprise be more sustainable as a business in the future by decreasing our environmental impacts at the lowest possible cost and finding smarter, more efficient ways to manage our environmental, health and safety efforts.

   "We also aim to inject awareness of the environmental impacts of products and services so business managers throughout the company can consider those impacts when making business decisions," Smith con-tinued. "This should give us a competitive advantage and enhanced environmental reputation in a deregulated energy marketplace."

   While integrating the environmental, health and safety activities of NiSource and Columbia, Smith and his team have focused on:

   * continuing and enhancing the strong relationship between environmental, health and safety and the business operations units, which has been a cornerstone of Columbia's organization;

   * managing environmental issues for the combined company efficiently;

   *    prioritizing a safe workplace for our employees; and

   * continuing and enhancing the proactive approach to environmental stewardship that has earned NiSource accolades as an environmental leader.

   "This is a culture that has given NiSource advantages in terms of our relationships with regulators and environmental stakeholder groups," Smith said.

   NiSource views protection of the environment and safety as key aspects of every employee's job. The company's proactive environmental management program has for several years focused on sustainability, restorative measures and the wise use of resources. That focus will continue in the new NiSource, Smith said.


   "What this means for employees is that they should feel good about their employer as being part of the solution to a better quality of life for them and their families," Smith said. "Employees also benefit from being part of a successful enterprise."


   ENVIRONMENTAL HIGHLIGHTS

   Highlights of NiSource's and Columbia's commitments to the environment include:

   * Achieving registration to the rigorous ISO 14001 standard. Main-tained by the International Standards Organization, the standard allows companies to effectively integrate all of their operating programs and facilities with environmental regulations and policy. Northern Indiana Public Service Company (NIPSCO) was the first utility in North America to meet this standard, and since then three other NiSource companies have achieved this goal. Columbia Natural Resources was one of the first U.S. exploration and production companies to earn this designation. Other Columbia and NiSource companies will work toward ISO 14001 certification over the next few years.

   * Columbia, NIPSCO and Bay State Gas are active participants in the U.S. Environmental Protection Agency's Natural Gas Star program for pollution prevention.

   * Numerous awards for environmental stewardship. NiSource received the North American Waterfowl Management Plan's National Great Blue Heron Award and most recently, NiSource subsidiary Primary Energy Inc. received a Governor's Award for Excellence in Pollution Prevention for its Cokenergy power plant at Ispat Inland in East Chicago, Ind.

   * The NiSource Environmental Challenge Fund, an employee-driven, non-profit corporation that enables employees to contribute to environmental programs while offering organizations a funding source for restoration activities. Since its inception, the program has funded 67 environmental enhancement projects totaling nearly $175,000.


   COMMITMENT TO COMMUNITIES AN IMPORTANT STRATEGY FOR THE NEW NISOURCE

   Charitable giving plays an important role in being a good corporate citizen at both NiSource and Columbia. Combined, the companies currently donate more than $7.7 million annually in support of programs that make a significant and positive impact on the communities they serve.


   That commitment will remain after the merger is completed. In fact, the commitment is so strong that during the regulatory approval process NiSource clearly communicated that it will maintain charitable contributions and support for civic efforts for the next five years.

   "We will continue to invest our resources in activities that benefit the health and well being of our customers and the communities we serve," said Maria Hibbs, vice president of corporate communications. "To date, some unique partnerships have been established, and we plan to build on that foundation."

   According to Hibbs, there are similarities in the types of activities both companies currently support. Both NiSource and Columbia provide grants to support education, the arts, community development, the environment, and health and human services including the United Way. The goal for the future is to work with the various subsidiaries to establish common strategies and guidelines for giving.

   NiSource's practice has been to designate a minimum of 1 percent of pre-tax profits for charitable giving. Those funds are provided to qualifying non-profit organizations that meet established guidelines. Those guidelines include clearly defining the need and how the requested grant will impact the community, having measurable goals and objectives and having 501(c)(3) tax-exempt status.

   "Moving forward, our goal will be to leverage our community efforts to further the initiatives and strategies of the business units," Hibbs concluded. "An integrated, strategic approach to corporate contribu-tions can play a significant role in adding value to the NiSource and local brands."


   QUESTIONS AND ANSWERS ABOUT EMPLOYEE TRANSITION

   Employees continue to ask questions related to the staffing processes and employee transition. Project Compass remains committed to answering questions in a timely manner. We are answering a few recent questions below.

   If you have questions, please e-mail them to newdirection@ nisource.com, or call Project Compass toll-free at (877) 236-2242.

   IF I AM NOT OFFERED A POSITION IN THE NEW NISOURCE AND AM ELIGIBLE FOR VOLUNTARY EARLY RETIREMENT PROGRAM (VERP) BENEFITS, CAN I RECEIVE BENEFITS UNDER MY INVOLUNTARY SEVERANCE PLAN AS WELL AS THE VERP?

   For current NiSource employees:

   * You may be paid both involuntary severance and unreduced retirement benefits only if you are already eligible for an unreduced retirement benefit as of the your termination date. This would only be possible for NiSource employees who are at least 60 years old and have at least 25 years of credited service as of the date of notification.


   * If you are not already eligible for an unreduced retirement benefit as of the date you are notified of your involuntary severance, and you meet the criteria for participation in the VERP, you must choose either the unreduced retirement benefit or benefits under the involuntary severance plan, based upon your individual calculations and financial goals.
   * If you are eligible for a reduced retirement benefit now (that is, you are at least 55 years old and have at least 10 years of credited service), but you do not meet the "rule of 85," you can receive involuntary severance benefits and a reduced retirement benefit.

   For current Columbia employees:
   * If you are involuntarily separated, you are eligible for benefits under the severance program. If you subsequently become eligible for and elect to take the VERP, you will not be eligible for severance benefits.


   WHY ARE THE VERP OPPORTUNITIES DIFFERENT FOR CURRENT NISOURCE
   EMPLOYEES AND CURRENT COLUMBIA EMPLOYEES?
   The decision to offer different plans for specific employment units was driven by the individual needs for those businesses.


   IF AN EMPLOYEE RECEIVES NOTICE THAT HE OR SHE WILL NOT HAVE A POSITION IN THE NEW NISOURCE, IS THE EMPLOYEE ELIGIBLE FOR ANY SEVERANCE BENEFITS IF HE OR SHE LEAVES PRIOR TO THE DATE SEVERANCE BECOMES EFFECTIVE?
   An employee will be eligible for severance benefits if he or she stays until the date he or she is released.

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   *              MANAGEMENT ANNOUNCEMENTS MADE VIA INTRANET               *
   *                                                                       *
   * Organization charts naming leaders of various functions in Business   *
   * Services, the Merchant Company and other business units have been     *
   * updated on the Project Compass intranet site under "meet the new      *
   * NiSource." Check back for additional leadership announcements.        *
   * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

   The following is included to conform with federal regulations:

        This publication contains certain forward-looking statements within the meaning of the federal securities laws; these forward-looking statements are subject to various risks and uncertainties. The factors that could cause actual results to differ materially from the projections, forecasts, estimates and expectations discussed herein may include factors that are beyond the companies' ability to control or estimate precisely, such as estimates of future market conditions, the behavior of other market participants and the actions of the Federal and State regulators. Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service territories, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. Other risk factors are detailed from time to time in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this publication. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these stories.

        In addition to other documents filed with the Securities and Exchange Commission by the two companies, NiSource and the new holding company have filed a registration statement, which contains a joint proxy statement/prospectus for NiSource Inc. and Columbia Energy Group. The final joint proxy statement/prospectus, dated April 24, 2000, is available and has been distributed to the companies' shareholders. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and security holders can receive the joint proxy statement/prospectus and other documents free of charge at the SEC's web site, www.sec.gov, from NiSource Investor Relations at 801 East 86th Avenue, Merrillville, Indiana 46410 or at its web site, www.nisource.com, or from Columbia Investor Relations at 13880 Dulles Corner Lane, Herndon, Virginia 20171 or at its web site, www.columbiaenergygroup.com.

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   *                        QUESTIONS, COMMENTS?                           *
   *                                                                       *
   *   New Direction is published by Project Compass for all NiSource      *
   *   and Columbia employees. We welcome your comments and questions.     *
   *           Give us a call at 877-236-2242 or e-mail us at              *
   *                     newdirection@nisource.com.                        *
   * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *